F&M Bank Corp.

205 South Main Street
P.O. Box 1111
Timberville, VA 22853
Tel • 540-896-8941
Fax • 540-896-1796

November 20, 2014

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Rodriguez:

We have received your comment letter follow up dated November 17, 2014 and have provided responses below. Text of your comment in italics, our response in bold.

1. *We have reviewed your response to comment number one of our letter dated October 17, 2014 and it appears that you have changed your definition of nonperforming loans to be nonaccrual loans, loans past due 90 days or more and restructured loans. Also, you have expanded the table to include the disclosure of restructured nonaccrual loans which it appears should be included in the total of restructured loans which you have now included in nonperforming loans. In this regard, it is not clear as to the disclosure of amount of accruing restructured loans. Item III C I of Guide III states that you should be state separately the amount of (a) Loans accounted for on a nonaccrual basis, (b) Accruing loans which are contractually past due 90 days or more as to principal or interest payments; and loans not included above which are "troubled debt restructurings." You may present nonperforming loans to include nonaccrual loans and loans past due 90 days or more and then present loans not included above which are TDRs separately. You may provide a note to the tabular presentation to state the amount of nonaccrual TDRs separately. You may provide a note to the tabular presentation to state the amount of nonaccrual TDRs included in nonaccrual loans, if not otherwise apparent. Please advise or revise the tabular presentation in future filings, as applicable.*

   Response: We appreciate your comments above related to the table we provided in response to your letter dated October 17, 2014. We misinterpreted the comment in your original letter leading us to improperly construct the table submitted. We have revised the table below based on our new understanding of the requirements in Guide III.

(Dollars in thousands)	2013	2012	2011	2010	2009
Nonaccrual Loans:					
Real Estate - 2011 includes $1,040 of restructured loans	$9,963	$9,611	$7,671	$5,189	$2,995
Commercial - 2011 includes $309 of restructured loans	1,890	2,914	5,888	1,656	261
Home Equity	402	740	266	715	250
Other	-	121	39	30	0
Loans past due 90 days or more:					
Real Estate	246	-	646	3021	3475
Commercial	4	-	-	4581	57
Home Equity	61		260	588	375
Other	16	-	6	54	240
Total Nonperforming loans	$12,582	$13,386	$14,776	$15,834	$7,653
Restructured Loans (not included above):					
Real Estate	50	147	4,786	267	
Commercial	1,450	4,628	1,292	385	
Nonperforming loans as a percentage of loans held for investment	2.63%	2.87%	3.27%	3.56%	1.76%
Net Charge Offs to Total Loans Held for Investment[1]	0.78%	0.64%	0.63%	0.53%	0.59%
Allowance for loan and lease losses to nonperforming loans	65.04%	60.91%	46.95%	36.54%	50.12%

In our responses we acknowledge that,

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carrie A Comer

Carrie A. Comer
Senior Vice President and Chief Financial Officer